[ARAMARK Letterhead]

June 23, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	David R. Humphrey, Branch Chief
Division of Corporation Finance

Re:	ARAMARK Corporation

Form 10-K for the year ended September 30, 2005

Commission File No. 001-16807

Dear Mr. Humphrey:

This letter is being submitted on behalf of ARAMARK Corporation (“ARAMARK” or the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to L. Frederick Sutherland, Executive Vice President and Chief Financial Officer of ARAMARK, dated June 12, 2006, with respect to the above-referenced annual report on Form 10-K.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Financial Condition and Liquidity

Contractual Obligations as of September 30, 2005, page 41

1. Please revise your explanation of the calculation of interest payments to include the material terms of the long term borrowings from which interest payments are calculated. Your explanation should be in enough detail to allow the reader of the financial statements to materially recalculate the amounts presented as interest payments for each period required in the table.

We will include this information in future filings as suggested.

Mr. David R. Humphrey

June 23, 2006

Note 7 – Income Taxes, page S-22

2. We note from your explanation of the apparent discrepancy in disclosure concerning the existence of valuation allowances on certain deferred tax assets that you believe the individual amounts to be immaterial, and therefore the “net” amount as disclosed is appropriate. This disclosure appears to indicate that the aggregate amount of these items, if presented gross, would be material. SFAS 109 requires you to present your deferred tax inventory gross, and then deduct from the determined valuation allowance to arrive at the net deferred tax asset for the current period end. As your disclosure appears to indicate the aggregate amount of these state net operating loss carry forwards could be material, please revise your disclosure for compliance with paragraphs 17-21 and 43 of SFAS 109. If our assumption is not correct, please quantify the aggregate amount of losses and the corresponding balance of the valuation allowance. We may have further comments upon review of your response.

In future filings we will reflect the tax effect of the aggregate amount of the carry forwards and the related valuation allowance separately in the components of deferred taxes table for each year presented.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (215) 238-3477.

Sincerely,

/s/ JOHN M. LAFFERTY
John M. Lafferty
Senior Vice President, Controller and Chief Accounting Officer

cc: L. Frederick Sutherland